EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Immediate Supplementary Report – Approval to Opt Out of Class Action

Tel Aviv, Israel – January 13, 2019 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced today that further to the Company’s Immediate Report dated August 31, 2015 and further to the description of the Company’s Operations in its Periodic Report for 2017 ,regarding submission of a motion for approval of a class action alleging that the Company exercised its monopoly status In order to price its services in a way that limited its competitors’ ability to offer fixed-line telephony services at competitive prices, a supplementary immediate report is hereby provided that on 10 January 2019 a judgment was handed down by the Tel Aviv-Jaffa District Court approving an agreed request of the parties to withdraw from the request to approve a class action, After an appeal filed by the Company to the Antitrust Tribunal was accepted and essentially annulled the decision of the Antitrust Commissioner, on the basis of which the request to approve a class action was filed.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.